EXHIBIT 13

                                May 5, 1995

                              LETTER DECISION
                            ORDER AND JUDGMENT

     TO COMMENCE THE STATUTORY TIME PERIOD FOR APPEALS AS OF
     RIGHT (CPLR 5513[a]), YOU ARE ADVISED TO SERVE A COPY
     OF THIS ORDER AND JUDGMENT, WITH NOTICE OF ENTRY, UPON
     ALL PARTIES.


John M. Hinchcliff, Esq.
True, Walsh & Miller
101 North Tioga Street
Suite 205
Ithaca, New York  14850

Alan R. Friedman, Esq.
Kramer, Levin, Naftalis,
  Nessen, Kamin & Frankel
919 Third Avenue
New York, New York  10022

Martin J. Schwartz, Esq.
Rubin Baum Levin Constant & Friedman
30 Rockefeller Plaza - 29th Floor
New York, New York  10112

     RE: APPLICATION OF DICKSTEIN & CO., L.P. and DICKSTEIN INTERNATIONAL LIMITED, Petitioners, for a Judgment Pursuant to CPLR Article 78 Directing Respondents to Hold an Annual Shareholders Meeting - against - MARIETTA CORPORATION, ROBERT C. BUHRMASTER, RONALD
          C. DEMEO, DOMINIC J. LA ROSA, FRANK MAGRONE,
          LEONARD J. SICHEL, STEPHEN D. TANNEN and THOMAS D.
          WALSH
          Cortland Co. Index #31571; RJI #95-0124M


     Petitioners, owners of approximately 14% of the outstanding stock of respondent Marietta Corporation ("Marietta"), by order to show cause dated April 18, 1995 and petition verified April 14, 1995, seek an order of mandamus and judgment pursuant to CPLR article 78 compelling Marietta and its respondent board of directors ("Board") to convene an annual meeting of shareholders of Marietta as soon as practicable.

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     Counsel presented oral argument at a term of this court held
May 1, 1995, adjourned from April 27, 1995 at their request.

     According to petitioners, they have made a bid to acquire the company (rejected by Marietta) and have proposed a slate of nominees to replace the incumbent Marietta Board. Marietta's by-laws state that the annual meeting of shareholders, when they shall elect directors, shall be held in each year "... on such date ... as may be fixed by the Board of Directors..." (Article II, Section 2).

     The last annual meeting of Marietta's shareholders was held March 29, 1994. March 10, 1995 was the tentative date for the annual meeting, but Marietta did not issue a press release announcing the date, nor formally notify shareholders, and the meeting was not held.

     Section 603(a) of the Business Corporation Law ("BCL") provides that if no date has been fixed by or under the by-laws for the annual meeting of shareholders and if "for a period of thirteen months after ... the last annual meeting, there is a failure to elect a sufficient number of directors ... the board shall call a special meeting for the election of directors."

     Section 603(a) further provides that shareholders of ten percent of the voting shares may demand such special meeting and specify its date (at least sixty days from the demand) if either the special meeting is not called by the board within two weeks after the expiration of the thirteen month period, or if it is so called, but there is a "failure to elect" such directors for a period of two months after the expiration of the thirteen month period (i.e., fifteen months from the last annual election).

     At a regularly scheduled meeting of Marietta's Board on April 24, 1995, the annual meeting of shareholders was set for July 14, 1995. Marietta is within the thirteen month, two week period to call a special meeting. However, the date of July 14, 1995 is beyond both the thirteen month period and the fifteen month period within which to elect directors.

     First of all, the court finds that an order of mandamus (a matter of discretion with the court) may be granted here because petitioners have demonstrated that respondents have a duty to perform the ministerial duty of setting the annual meeting (not unlike determining what records are not confidential and therefore subject to the right of inspection); petitioners have a

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clear legal right to have that duty performed because under the law, annual meetings are contemplated to occur no later than thirteen months after the last such meeting (Ocilla Industries, Inc. v Katz, 677 F. Supp. 1291, 1301 [E.D.N.Y. 1987]; Kantrowitz & Slutsky, White on New York Corporations sec. 602, at 6-101); and no adequate remedy at law is available to petitioners, BCL sec. 603(a) not being an exclusive remedy (Silver v Farrell, 113 Misc 2d 443; Ocilla Industries, Inc. v Katz, 677 F. Supp. 1291 [E.D.N.Y. 1987]). Here, petitioners' remedy under BCL sec. 603(a) is calculated to provide for a meeting no earlier than August 28, 1995.(1)

     With petitioners having met their burden, the court must consider and weigh all factors in determining whether to exercise its discretion and grant an order of mandamus. Shareholders are entitled to their timely annual meeting to exercise corporate democracy and elect the directors of their corporation.

     Among the examples of prejudice and irreparable harm alleged by petitioners as a result of the annual meeting scheduled as late as July 14, 1995 include the disfranchisement of shareholders by the improper extension of the terms of the directors, and the possibilities that the Board will enter into a merger agreement providing for a substantial breakup fee if not approved by shareholders; borrow substantial money for recapitalization with the debt callable upon change of Board membership; and sell substantial assets not requiring shareholder approval.

     Petitioners submit that a meeting by May 29, 1995 is "reasonable" and by June 8, 1995 is "entirely practicable"
(Affidavit of Daniel C. Burch par. 4).

     Marietta submits that in fixing the July 14, 1995 date, the Board looked to the advice of its financial advisor, Goldman Sachs, to explore various financial alternatives in the best interest of Marietta and its shareholders; and that the July 14, 1995 date offers the shareholders opportunity to obtain the best judgment and advice of management, and still allows petitioners to solicit proxies for their own slate of directors representing their own agenda (Respondents' Verified Answer, par. 32).

__________________

     (1) The BCL sec. 603(a) right of the ten percent shareholders to set the annual meeting under the facts here does not arise until "there is a failure to elect ... for a period of two months ..." While it can presently be anticipated, such failure can not be declared until June 29, 1995 (See Ocilla Industries, Inc. v Katz, 677 F. Supp. 1291, 1301), and a further sixty day notice from the date of the demand would be required.

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     Although petitioners' roles in their relationship with
respondent Marietta overlap, some distinction does exist between petitioners' status as bidders to acquire and shareholders to vote. Most of petitioners' examples of Board conduct which could harm Marietta amount to mere speculation and do not persuade the court that a July 14, 1995 meeting date will cause irreparable harm to petitioners.

     The conduct of the affairs of a business corporation is entrusted to its board of directors and the court finds that the facts presented provide no reason to disrupt the schedule of dates now in place for determining record shareholders and convening the annual meeting.

     The court is confident that the meeting will take place as scheduled. However, by granting an order of mandamus, the court will add certainty to the situation and provide additional confidence to all concerned.

                                CONCLUSION

     Without award for costs, disbursements and attorneys' fees, the petition for an order of mandamus and judgment is granted for the reasons stated herein to the extent that respondents Marietta Corporation, Robert C. Buhrmaster, Ronald C. Demeo, Dominic J. LaRosa, Frank Magrone, Leonard J. Sichel, Stephen D. Tannen, and Thomas D. Walsh are directed to hold the annual meeting of the shareholders of respondent Marietta Corporation on July 14, 1995 and to give due and proper notice to such meeting with the required information to the shareholders as provided by law and the by-laws of the corporation.

     It is so Ordered, Adjudged and Decreed.


ENTER

                                   __________________________
                                   PHILLIP R. RUMSEY
                                   Supreme Court Justice




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